                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO. ___)(1)

                        HOTEL RESERVATIONS NETWORK, INC.
                                (NAME OF ISSUER)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    441451101
                                 (CUSIP NUMBER)

                              BRIAN M. LIDJI, ESQ.
                                 SAYLES & LIDJI,
                           A PROFESSIONAL CORPORATION
                             4400 RENAISSANCE TOWER
                                 1201 ELM STREET
                               DALLAS, TEXAS 75270
                                 (214) 939-8700
                    ----------------------------------------
      (NAME, ADDRESS AND TELEPHONE OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                                FEBRUARY 24, 2000
                           --------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1(g), CHECK THE FOLLOWING BOX [ ].






------------------

         (1) THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

         THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D

Cusip No. 441451101                                            Page 2 of 8 Pages

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1.   Name of Reporting Person and
     SS or I.R.S. Identification No. of Above Person:

     TMF Liquidating Trust

--------------------------------------------------------------------------------

2.   Check the appropriate box if a member of a group                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3.   SEC Use Only.

--------------------------------------------------------------------------------

4.   Source of Funds                                                 SC

--------------------------------------------------------------------------------

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization                           Texas

--------------------------------------------------------------------------------

Number of         7.   Sole Voting Power                          9,754,905
Shares
                  --------------------------------------------------------------

Beneficially      8.   Shared Voting Power                            -0-
Owned by
                  --------------------------------------------------------------

Each              9.   Sole Dispositive Power                     9,754,905
Reporting
                  --------------------------------------------------------------

Person            10.  Shared Dispositive Power                       -0-
With
--------------------------------------------------------------------------------

11.  Aggregate amount beneficially owned by each reporting
     person                                                       9,754,905

--------------------------------------------------------------------------------

12.  Check box if the aggregate amount in row (11) excludes
     certain shares                                                          [ ]

--------------------------------------------------------------------------------

13.  Percent of class represented by amount in row (11)              45.1%

--------------------------------------------------------------------------------

14.  Type of Reporting Person                                          00

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Cusip No. 441451101                                            Page 3 of 8 Pages

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1.   Name of Reporting Person and
     SS or I.R.S. Identification No. of Above Person:

     David Litman

--------------------------------------------------------------------------------

2.   Check the appropriate box if a member of a group                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3.   SEC Use Only.

--------------------------------------------------------------------------------

4.   Source of Funds                                                SC

--------------------------------------------------------------------------------

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization                      United States

--------------------------------------------------------------------------------

Number of         7.   Sole Voting Power                         4,379,952
Shares
                  --------------------------------------------------------------

Beneficially      8.   Shared Voting Power                         497,501
Owned by
                  --------------------------------------------------------------

Each              9.   Sole Dispositive Power                    4,379,952
Reporting
                  --------------------------------------------------------------

Person            10.  Shared Dispositive Power                    497,501
With
--------------------------------------------------------------------------------

11.  Aggregate amount beneficially owned by each reporting
     person                                                      4,877,453

--------------------------------------------------------------------------------

12.  Check box if the aggregate amount in row (11) excludes
     certain shares                                                          [ ]

--------------------------------------------------------------------------------

13.  Percent of class represented by amount in row (11)             22.6%

--------------------------------------------------------------------------------

14.  Type of Reporting Person                                       IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Cusip No. 441451101                                            Page 4 of 8 Pages

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1.   Name of Reporting Person and
     SS or I.R.S. Identification No. of Above Person:

     Robert Diener

--------------------------------------------------------------------------------

2.   Check the appropriate box if a member of a group                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

3.   SEC Use Only.

--------------------------------------------------------------------------------

4.   Source of Funds                                                 SC

--------------------------------------------------------------------------------

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization                        United States

--------------------------------------------------------------------------------

Number of         7.   Sole Voting Power                           4,604,315
Shares
                  --------------------------------------------------------------

Beneficially      8.   Shared Voting Power                           273,138
Owned by
                  --------------------------------------------------------------

Each              9.   Sole Dispositive Power                      4,604,315
Reporting
                  --------------------------------------------------------------

Person            10.  Shared Dispositive Power                      273,138
With
--------------------------------------------------------------------------------

11.  Aggregate amount beneficially owned by each reporting
     person                                                        4,877,453

--------------------------------------------------------------------------------

12.  Check box if the aggregate amount in row (11) excludes
     certain shares                                                          [ ]

--------------------------------------------------------------------------------

13.  Percent of class represented by amount in row (11)               22.6%

--------------------------------------------------------------------------------

14.  Type of Reporting Person                                          IN

--------------------------------------------------------------------------------

                                                               Page 5 of 8 Pages

                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

         This statement relates to the class A common stock, par value $0.01 per share, of Hotel Reservations Network, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 8140 Walnut Hill Lane, Suite 203, Dallas Texas 75231.

ITEM 2.   IDENTITY AND BACKGROUND.

         (a) This statement is filed by TMF Liquidating Trust (the "Trust"), David Litman and Robert Diener.

         (b) The business address of the Trust is 5521 Greenville Ave., PMB 540, Suite 104, Dallas, Texas 75206-2925. The business address of Messrs. Litman and Diener is 8140 Walnut Hill Lane, Suite 203, Dallas, Texas 75231.

         (c) The Trust was created solely for the purpose of liquidating certain property for the benefit of its beneficiaries. Mr. Litman is a Director and the Chief Executive Officer of the Issuer and Mr. Diener is a Director and the President and Treasurer of the Issuer. The Issuer's address is 8140 Walnut Hill Lane, Suite 203, Dallas, Texas 75231. Messrs. Litman and Diener are co-trustees of the Trust and, together with certain trusts for the benefit of their children, are beneficiaries of the Trust.

         (d) During the last five years, neither the Trust, Mr. Litman nor Mr. Diener has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither the Trust, Mr. Litman nor Mr. Diener has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction the result of which either the Trust, Mr. Litman or Mr. Diener was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding violations with respect to such laws.

         (f) The Trust was organized under the laws of the State of Texas. Both Messrs. Litman and Diener are citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In May 1999, the predecessors to the Trust sold substantially all their assets and liabilities to the Issuer. Under the terms of the asset purchase agreement, the predecessors to the Trust were entitled to stock of the Issuer in the event of an initial public offering and contingent cash payments over a three-year period following the acquisition. The amount of these contingent payments depended on the Issuer's performance for the twelve month periods ending March 31, 2000, 2001 and 2002, respectively. In February 2000, the Issuer and the Trust entered into an amended and restated asset purchase agreement pursuant to which the Issuer's contingent cash payment obligations for the twelve month periods ending March 31, 2001 and 2002 were extinguished in exchange for the Issuer's agreement to issue to the Trust additional shares of the Issuer's class A common stock. A total of 9,999,900 shares of the class A common stock of the Issuer were acquired by the Trust prior to the initial public offering of the Issuer's class A common stock pursuant to the

                                                               Page 6 of 8 Pages

amended and restated agreement. Pursuant to an arrangement with a third-party and a predecessor to the Trust, the Trust agreed to transfer 244,995 of those shares of the Issuer's class A common stock to such party, subject, however, to being forfeited by the party upon the occurrence of certain events prior to the first anniversary of the Issuer's initial public offering. If those events occur, the Trust will be entitled to receive those shares from the third party. Also pursuant to that arrangement, the Trust agreed to transfer 255,000 shares of the Issuer's class A common stock to that third party on the fourth anniversary of the Issuer's initial public offering, unless such party elects to receive a specified cash payment in lieu of all or a portion of those class A shares. As a result of these transactions, the Trust is the holder of a total of 9,754,905 shares of the Issuer's class A common stock as of the date of this report. The shares received from the Issuer have not been registered under the Securities Act of 1933, as amended, and the Trust does not have the right to cause such shares to be registered until the fourth anniversary of the Issuer's initial public offering. All of the shares received, including those transferred to the third party, are subject to contractual restrictions on resale or transfer. Generally, no sales or transfers are permitted during the first year following the Issuer's initial public offering. After the first anniversary of the initial public offering, certain transfers are permitted to the Trust beneficiaries and members of their families, and sales or other transfers may occur for up to 1,714,966 of the total number of shares held by the Trust and the third party. After the second anniversary of the initial public offering, sales or other transfers may occur for up to an additional 489,990 shares. After the third anniversary of the initial public offering, sales or other transfers may occur for up to an additional 489,990 shares. After the fourth anniversary of the initial public offering, all restrictions expire and the Trust has a one time right to demand registration of all of the class A shares initially issued to the Trust. Neither Mr. Litman nor Mr. Diener beneficially own any securities of the Issuer other than as beneficiaries of the Trust.


ITEM 4.   PURPOSE OF TRANSACTION.

         The Trust acquired an aggregate of 9,754,905 shares of the Issuer's class A common stock as described in Item 3 above. These shares were acquired for investment purposes. The Trust may from time to time purchase additional shares of class A common stock, either in brokerage transactions, in the over-the-counter market or in privately negotiated transactions. Any decision to increase the holdings in the Issuer will depend, however, on numerous factors, including without limitation the price of the shares of class A common stock, the terms and conditions relating to their purchase and sale and the prospects and profitability of the Issuer, and general economic conditions. Subject to the restrictions on the transferability of the shares held by the Trust, which are described in Item 3 above, the Trust may also determine to dispose of some or all of the class A common stock, depending on various similar considerations. Except as stated above, the Trust does not have any present plans or proposals which relate to or would result in any of the events listed in Item 4(a) through
(j) of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Trust beneficially owns an aggregate of 9,754,905 shares of class A common stock, or approximately 45.1% of the outstanding shares of class A common stock (based upon the Issuer's Registration Statement on Form S-1 (Registration No. 333-90601), which became effective on February 24, 2000), and has sole voting and dispositive power with respect to all those shares. The Trust acquired the shares pursuant to the transaction described in Item 3 above.

         (b) (i) Mr. Litman is a co-trustee of the Trust and, along with certain trusts for the benefit of his children, are the beneficiaries of 50% of the Trust's assets. Accordingly, Mr. Litman may be deemed to beneficially own 4,877,453 shares of the Issuer's class A common stock, or approximately 22.6% of the

                                                               Page 7 of 8 Pages

outstanding shares of class A common stock (based upon the Issuer's Registration Statement on Form S-1 (Registration No. 333-90601), which became effective on February 24, 2000), and has sole voting and dispositive power with respect to 4,379,952 of those shares and shares voting and dispositive power with respect to 497,501 of those shares. Mr. Litman disclaims beneficial ownership of all other securities held by the Trust and the securities attributable to the trusts for the benefit of his children, and this report shall not be deemed an admission that Mr. Litman is the beneficial owner of those securities for any purpose.

         (b) (ii) Mr. Diener is a co-trustee of the Trust and, along with certain trusts for the benefit of his children, are the beneficiaries of 50% of the Trust's assets. Accordingly, Mr. Diener may be deemed to beneficially own 4,877,453 shares of the Issuer's class A common stock, or approximately 22.6% of the outstanding shares of class A common stock (based on the Issuer's Registration Statement on Form S-1 (Registration No. 333-90601), which became effective on February 24, 2000) and has sole voting and dispositive power with respect to 4,604,315 of those shares and shares voting and dispositive power with respect to 273,138 of those shares. Mr. Diener disclaims beneficial ownership of all other securities held by the Trust and the securities attributable to the trusts for the benefit of his children, and this report shall not be deemed an admission that Mr. Diener is the beneficial owner of such securities for any purpose.

         (c) The Trust acquired 9,754,405 shares of the Issuer's class A common stock pursuant to the transaction described in Item 3 above.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 3 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - Joint Filing Agreement
         Exhibit 2 - Amended and Restated Asset Purchase Agreement

                                                               Page 8 of 8 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2000

                                                    TMF LIQUIDATING TRUST


                                                    By:/s/ David Litman
                                                       -------------------------
                                                       David Litman, Co-Trustee


                                                    By:/s/ Robert Diener
                                                       -------------------------
                                                       Robert Diener, Co-Trustee



                                                    /s/ David Litman
                                                    ----------------------------
                                                    David Litman



                                                    /s/ Robert Diener
                                                    ----------------------------
                                                    Robert Diener

                               INDEX TO EXHIBITS


    EXHIBIT
    NUMBER                   DESCRIPTION
    -------                  -----------
  Exhibit 1    -     Joint Filing Agreement
  Exhibit 2    -     Amended and Restated Asset Purchase Agreement